1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

November 4, 2019

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Equity Series (the “Registrant”) Files Nos. 333-164077; 811-22375

Dear Ms. Dubey:

You previously communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 80 (“PEA 80”) to the Registrant’s registration statement under the Securities Act of 1933, as amended, and Amendment No. 82 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on August 26, 2019. PEA 80 was filed to register shares of PIMCO RAFI ESG U.S. ETF, a new series of the Registrant (the “Fund”). A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in PEA 80. All references to “Fund” refer only to the Fund, unless noted otherwise.

General

Comment 1: Please explain why the Registrant believes this Fund can properly rely on Stradley Ronon Stevens & Young, LLP, SEC No-Action Letter (June 24, 2019) (“Stradley Letter”). In your response, please address the following: (1) identify any material differences between the Fund’s Underlying Index and the indices described in the Stradley Letter (e.g., market cap weighting versus fundamental weighting that incorporates ESG strategies) and why any such differences do not prevent the Fund from relying on the Stradley Letter; (2) explain whether the Underlying Index is designed or created specifically for the Fund, and, if so, why this would not prevent the Fund from relying on the Stradley Letter; and (3) address anything else you believe is relevant. In considering your response, you may also wish to address the statement on page 4 of the prospectus that “[t]he Fund invests in a particular segment of the securities markets and seeks to track the performance of an index that is not representative of the broader securities markets.”

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Response: The Registrant has determined that the Fund will not seek to rely on the Stradley Letter at this time and has removed the corresponding disclosure from the Fund’s registration statement.

Prospectus

Comment 2: In footnote 2 to the fee table, confirm that the date to be inserted into the brackets will be at least one year from the effective date of the prospectus. Instruction 3(e) to Item 3 of Form N-1A.

Response: The Registrant confirms that the date through which the expense limitation agreement is effective will be at least one year from the effective date of the prospectus.

Comment 3: Confirm that the contractual waiver referenced in footnote 2 in the fee table will be filed as an exhibit to the registration statement.

Response: The Registrant confirms that the applicable agreement will be filed as an exhibit to the Fund’s registration statement.

Comment 4: In footnote 2 to the fee table, disclose that recoupment is only permitted if, at the time of recoupment, such recoupment does not cause the Fund to exceed the expense limit in effect at the time of waiver or at the time of recoupment.

Response: Comment accepted. The disclosure has been revised as follows:

PIMCO has contractually agreed, through October 31, 2021, to waive a portion of the Fund’s management fee, or reimburse the Fund, to the extent that the Fund’s organizational expenses, pro rata share of expenses related to obtaining or maintaining a Legal Entity Identifier and pro rata share of Trustee fees exceed 0.0049% (the “Expense Limit”) (calculated as a percentage of average daily net assets). This Expense Limitation Agreement will automatically renew for one-year terms unless PIMCO provides written notice to the Fund at least 30 days prior to the end of the then current term. In any month in which the investment management agreement is in effect, ~~Under certain conditions,~~ PIMCO ~~may recoup amounts~~ is entitled to reimbursement by the Fund of any portion of the management fee waived or reimbursed as set forth above (the “Reimbursement Amount”) ~~in future periods, not exceeding three years~~ during the previous thirty-six months from the time of the waiver, provided that such amount paid to PIMCO will not: 1) together with any organizational expenses, pro rata share of expenses related to obtaining or maintaining a Legal Entity Identifier and pro rata Trustee fees, exceed, for such

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month, the Expense Limit (or the amount of the expense limit in place at the time the amount being recouped was originally waived if lower than the Expense Limit); 2) exceed the total Reimbursement Amount; or 3) include any amounts previously reimbursed to PIMCO.

Comment 5: The Fund’s principal investment strategies state that “The universe for the Underlying Index construction process starts with all common equity securities traded on U.S. primary exchanges, which meet and pass minimum liquidity and investability (capacity) requirements, issued by companies that are assigned to the United States by the Index Provider.” Please add disclosure to the principal investment strategies section explaining how the Index Provider assigns companies to the United States. The Staff notes that the “Investment Selection” section of the Prospectus includes a description of how securities and instruments are assigned to a particular country. Please include this disclosure in the Fund’s principal investment strategies, to the extent applicable. Also, please provide a copy of the Underlying Index’s rules.

Response: The Registrant respectfully declines to revise the principal investment strategies to disclose specific criteria describing how an issuer is determined to be economically tied to the United States. As noted by the Staff, the “Investment Selection” section of the Prospectus includes the following disclosure, which the Registrant has revised as shown below (new language bold and underlined):

Securities and instruments of a company are assigned to a country based on the company’s country of primary listing, domicile, and incorporation. If a company’s primary listing is on a stock exchange in the same country as the company is domiciled and incorporated, then the company is assigned to that country. If the country of domicile is different from the country of incorporation and the primary listing is in the country of domicile, then the company is assigned to the country of primary listing and domicile. If the country of primary listing is different from the country of domicile and the country of primary listing is in the country of incorporation, then the company is assigned to the country of primary listing and incorporation. If the country of domicile is the same as the country of incorporation, but is different from the country of primary listing, then the company is assigned to the country of domicile and incorporation. If the country of primary listing, domicile, and incorporation all differ, and for exceptions to these rules, country assignment is based on other factors including domicile of parent company, management location, source of sales, trading volume and reporting currency. This test is used for assignment of securities and instruments of a company to the United States as well as foreign (non-U.S.) and developing (or “emerging market”) countries.

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Rule 35d-1(a)(3)(ii) requires “prospectus” disclosure of the specific criteria used, but does not require “summary prospectus” disclosure. Accordingly, for the test referenced in the Staff comment above, the Registrant respectfully declines to move the factors disclosed in the above-referenced section of the statutory prospectus to the summary prospectus of the Fund. Finally, the Registrant confirms that it has provided a web link to the publicly available rulebook for the Underlying Index to the Staff in separate correspondence.

Comment 6: The Fund’s principal investment strategies state that “The environment, social, governance and diversity scores are determined using data provided by a third-party ESG data and ratings provider (the “ESG Data Provider”).” Please identify the ESG Data Provider by name in the principal investment strategies.

Response: Comment accepted. The Registrant has revised the disclosure as follows (new language bold and underlined):

The environment, social, governance and diversity scores are determined using data provided by Vigeo Eiris, a third-party ESG data and ratings provider (the “ESG Data Provider”).

Comment 7: The Fund’s principal investment strategies state that “The Fund may invest, without limitation, in equity and equity-related securities, including common and preferred securities.” Please disclose the market capitalization policy of the Underlying Index with respect to such equity and equity-related securities. If the Underlying Index does not have such a policy, please disclose the Fund’s market capitalization policy with respect to such equity and equity-related securities. Please also disclose any corresponding risks.

Response: Form N-1A does not require specific disclosure of a Fund’s market capitalization policy with respect to its investments in equities. Item 4(a) of Form N-1A requires only that the Registrant “summarize how the Fund intends to achieve its investment objectives by identifying the Fund’s principal investment strategies (including the type or types of securities in which the Fund invests or will invest principally) and any policy to concentrate in securities of issuers in a particular industry or group of industries.” The Fund therefore need only disclose a market capitalization policy to the extent that it has such a policy that is a principal investment strategy. The Fund does not have principal investment strategies to invest in particular market capitalizations. Additionally, the Registrant notes that, as described in the Fund’s principal investment strategies, the Underlying Index selects securities based on fundamental weight, rather than market capitalization; however, the Registrant has revised the Fund’s principal investment strategies as follows (new language bold and underlined):

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The Underlying Index applies the Fundamental Index™ approach, a smart beta strategy built on the principles of contrarian indexing and disciplined rebalancing. The universe for the Underlying Index construction process starts with all common equity securities traded on U.S. primary exchanges, which meet and pass minimum liquidity and investability (capacity) requirements, issued by companies that are assigned to the United States by the Index Provider. Eligible securities are then determined by selecting companies based on fundamental weight, calculated using four accounting measures from company financial statements: (i) de-levered sales, calculated as company sales averaged over the past five years multiplied by the ratio of average equity to average assets; (ii) cash flow, taken as the company operating cash flow averaged over the past five years; (iii) dividend plus buybacks, calculated using the average dividends paid and share buybacks over the past five years; and (iv) book value, taken as the most recent company book value. The Underlying Index is composed of securities selected from companies ~~At each annual reconstitution, companies that rank~~ in the large/mid company universe, which is the universe of companies that rank in the top 86% of cumulative fundamental weight ~~constitute the large/mid company universe~~.

Comment 8: Consider adding disclosure to the “Principal Risks – Market Trading Risk” section of the Fund’s Fund Summary stating that there is a risk that an active secondary market may not develop for the Fund. Currently, the risk, in relevant part, states “the risk that an active secondary trading market for Fund shares does not continue once developed…”.

Response: The Registrant notes that the “Description of Principal Risks – Market Trading Risk” section of the statutory prospectus states, “Once operational, shares of the Fund are listed for trading on an exchange, however, there can be no guarantee that an active trading market for such shares will develop or continue” (emphasis added). Such disclosure, together with the summary version in the Fund Summary quoted in the Staff’s comment, is sufficient in the Registrant’s view, therefore the Registrant respectfully declines to make changes in response to this comment.

Comment 9: Please confirm that the Fund will not invest more than 20% of its assets in derivatives, unless there are derivatives included in the Underlying Index.

Response: Confirmed.

Comment 10: To the extent the Fund will rely on the Stradley Letter, please add disclosure to the Fund’s registration statement stating that, to the extent the Fund becomes non-diversified as a result of its investments in the Underlying Index, such change from diversified to non-diversified would not require shareholder approval.

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Response: As noted in response to Comment 1, the Fund has determined not to seek to rely on the Stradley Letter at this time. Accordingly, no changes have been made to this disclosure.

Comment 11: The “Purchase and Sale of Fund Shares” section currently states, “The Fund will only issue or redeem shares as NAV that have been aggregated into blocks of [ ] shares or multiples thereof (“Creation Units”) with certain large institutional investors who have entered into agreements with the Fund’s Distributor (“Authorized Participants”).” Please confirm that the empty brackets in this sentence will be filled in for the 485(b) filing, and please advise in correspondence what the number will be. If below 25,000, please comply with the additional disclosure requirements set forth in Form N-1A.

Response: The Registrant confirms that it will insert the bracketed number into the 485(b) filing. The final disclosure will read:

The Fund will only issue or redeem shares as NAV that have been aggregated into blocks of 50,000 shares or multiples thereof (“Creation Units”) with certain large institutional investors who have entered into agreements with the Fund’s Distributor (“Authorized Participants”).

Comment 12: In the “Descriptions of Principal Risks – Market Trading Risk” section, add disclosure regarding the consequences of Fund shares trading at a price other than its net asset value, for example, by making clear that an investor may pay more or less than the underlying value of the ETF shares bought or sold.

Response: Comment accepted. The Registrant respectfully notes that it includes the italicized disclosure below, which the Registrant believes discloses certain consequences of Fund shares trading at a price other than its net asset value. However, the Registrant will revise the disclosure as follows (new language bold and underlined):

Shares of the Fund may trade on an exchange at prices at, above or below their most recent NAV, which could result in an investor buying shares of the Fund at a higher price than the Fund’s NAV or selling shares of the Fund at a lower price than the Fund’s NAV. The market prices of Fund shares will fluctuate, sometimes rapidly and materially, in response to changes in the Fund’s NAV, the value of Fund holdings and supply and demand for Fund shares. Although the creation/redemption feature of the Fund generally makes it more likely that Fund shares will trade close to NAV, market volatility, lack of an active trading market for Fund shares, disruptions at market participants (such as Authorized Participants or market makers) and any disruptions in the ordinary functioning of the creation/redemption process may result in Fund shares trading

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significantly above (at a “premium”) or below (at a “discount”) NAV. Additionally, to the extent the Fund holds securities traded in markets that close at a different time from the Fund’s listing exchange, liquidity in such securities may be reduced after the applicable closing times, and during the time when the Fund’s listing exchange is open but after the applicable market closing, fixing or settlement times, bid/ask spreads and the resulting premium or discount to the Fund’s shares’ NAV may widen. You may be unable to sell your shares or may incur significant losses if you transact in Fund shares in these and other circumstances. Neither PIMCO nor the Trust can predict whether Fund shares will trade above, below or at NAV. The Fund’s investment results are based on the Fund’s daily NAV. Investors transacting in Fund shares in the secondary market, where market prices may differ from NAV, may experience investment results that differ from results based on the Fund’s daily NAV. There are various methods by which investors can purchase and sell shares and various orders that may be placed. Investors should consult their financial intermediary before purchasing or selling shares of the Fund.

Comment 13: Confirm that the index licensing agreement will be filed as an exhibit to the Funds’ registration statement. The Staff takes the position that an index licensing agreement is an “Other Material Contract” within the meaning of Item 28(h) of Form N-1A.

Response: The Registrant respectfully disagrees that the index license agreement falls within the meaning of “Other Material Contract” set forth in Form N-1A, Item 28(h), particularly in light of the fact that the Fund is not a party to the agreement, nor does the Fund pay any licensing fees pursuant to the agreement. Accordingly, the Registrant has not included the index license agreement as an exhibit to the Registrant’s registration statement.

Statement of Additional Information

Comment 14: Item 14(a)(3)(iii) of Form N-1A requires disclosure on the cover of the SAI of information incorporated by reference into the SAI. Please add such disclosure as applicable.

Response: Comment accepted. The required disclosure will be reinserted in the 485(b) filing.

Comment 15: The SAI in PEA 80 is dated “October 31, 2018 (as supplemented [ ], 2019).” As required by Rule 423 under the 1933 Act, please confirm that the date on the SAI cover will be approximately the date that the amended SAI will become effective without reference to an earlier date “as supplemented.”

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Response: The Registrant acknowledges the Staff’s request to date the SAI as of the date the SAI will become effective. The sole purpose of PEA 80 was to register the Fund, a new series of the Registrant. In lieu of creating a standalone SAI solely for one new Fund, the Registrant updated the existing multi-series SAI for the Fund, dated October 31, 2018, to add the new series. The definitive post-effective amendment for this purpose will be filed on or about November 8, 2019 and effective on November 12, 2019 (“485(b) PEA”). The SAI in 485(b) PEA will be dated “October 31, 2019 (as supplemented November 12, 2019).” Just as in PEA 80, the SAI in 485(b) PEA will include a number of other series of the Registrant in addition to the sole new Fund, and PEA 80 was, and 485(b) PEA will be, filed under the new Fund identifier only, not all of the other series that were included in the SAI within each of PEA 80 and 485(b) PEA. This was done for administrative convenience in recognition of the fact that the Registrant always intended to offer the new Fund, together with other series of the Registrant, in the existing October 31, 2019 SAI, not in a new standalone SAI dated November 12, 2019.

An alternative approach would have been to draft and file a new standalone SAI solely for the new Fund, via a post-effective amendment dated November 12, 2019, and immediately supersede that filing with a 497 filing incorporating the newly effective Fund within the existing October 31, 2019 SAI with a dating convention of “October 31, 2019 (as supplemented November 12, 2019).” In other words, the Registrant could create two different SAIs, one of which would be used solely for PEA 80 and then discarded, the other used for a subsequent 497 filing and actual delivery to shareholders. We respectfully assert that such alternative approach would have created substantial administrative burdens and costs for no discernible benefit, solely to ensure that the SAI within PEA 80 was dated in technical conformance with Rule 423. For these reasons, we respectfully assert that the dating convention used in PEA 80 was appropriate as is.

Comment 16: The SAI states in the section entitled “The Trust” that “The Funds are diversified.” To the extent the Fund will rely on the Stradley Letter, please revise this sentence to clarify that the Fund may become non-diversified as a result of its investments in the Underlying Index.

Response: As noted in response to comment 1, the Fund has determined not to seek to rely on the Stradley Letter at this time. Accordingly, no changes have been made to this disclosure.

Comment 17: In accordance with Item 4(a) of Form N-1A, if the Fund’s Underlying Index concentrates in an industry, revise the Fund’s principal investment strategies to identify the industry of concentration and incorporate industry-specific principal risk disclosure. Also, add concentration policy risk disclosure that notes the Fund will concentrate in an industry to the extent the Underlying Index concentrates in that industry.

Response: The Investment Restrictions—Non-Fundamental Investment Restrictions section of the SAI provides that a “Fund will concentrate to approximately the same extent that its Underlying Index concentrates in the securities of such particular industry or group of industries.” As of September 30, 2019, the Underlying Index for

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the Fund was not concentrated in a particular industry or group of industries. Since Item 4(a) of Form N-1A only requires that a fund disclose a policy to concentrate in securities of issuers in a particular industry or group of industries, the Fund has not included any disclosure related to a concentration policy in the prospectus. To the extent that the Underlying Index begins to concentrate in an industry or group of industries, the Registrant will consider appropriate disclosure updates to the Fund’s principal investment strategies and principal risks.

Comment 18: The SAI states,

For purposes of the Funds’ investment policies and restrictions, the Funds may value derivative instruments at market value, notional value or full exposure value (i.e., the sum of the notional amount for the contract plus the market value), or any combination of the foregoing (e.g., notional value for purposes of calculating the numerator and market value for purposes of calculating the denominator for compliance with a particular policy or restriction).

Please revise this disclosure to clarify that, for the Funds’ 80% names rule policies, derivatives will be valued at market value.

Response: Because the Fund is an index fund, the Fund seeks to achieve its investment objective by investing under normal circumstances at least 80% of its total assets (exclusive of collateral held from securities lending) in the component securities of the Fund’s Underlying Index. The Fund’s Underlying Index does not consist of derivative instruments, although the Fund may invest some portion of the remaining 20% of its total assets in derivative instruments in seeking to achieve its investment objective. Accordingly, we hereby confirm that the Fund will not invest in derivative instruments in seeking to comply with its 80% policy to invest in component securities of its underlying index.

Comment 19: The “Investment Restrictions—Non-Fundamental Investment Restrictions” section of the SAI states, in relevant part:

The Funds interpret their policy with respect to concentration in a particular industry under Fundamental Investment Restriction 1, above, to apply to direct investments in the securities of issuers in a particular industry, and to any other investments, such as certain derivatives, that my properly be assigned to a particular industry, as defined by the Trust.

Please delete the word “certain” to clarify that all derivatives (except derivatives on U.S. government securities or tax-exempt municipal bonds), not just certain derivatives, count toward an industry for purposes of determining

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compliance with concentration policies. The Staff acknowledges that the Registrant has previously responded to this comment by noting that certain derivatives cannot be properly assigned to an industry, for example, total return swaps on an index constituting issuers from a variety of industries. Please provide additional examples of derivatives that, in the Registrant’s view, may not be properly assigned to an industry.

Response: In the Registrant’s view, non-security-based swaps/swaptions (i.e., swaps or swaptions based on an index, an interest rate, volatility, or commodities) and index options are additional examples of derivatives that may not be properly assigned to an industry. As with total return swaps on an index, such instruments may constitute issuers from a variety of industries, and therefore cannot be properly assigned to a particular industry.

Comment 20: The “Investment Restrictions” section of the SAI states that the Fund “intends to be diversified in approximately the same proportion as its respective Underlying Index.” To the extent the Fund will rely on the Stradley Letter, please add disclosure stating that the Fund may become non-diversified without shareholder approval as a result of the investments of the Underlying Index.

Response: As noted in response to comment 1, the Fund has determined not to seek to rely on the Stradley Letter at this time. The Registrant has removed the disclosure cited by the Staff.

Comment 21: Include the sub-adviser’s fee rate for each Fund in addition to the adviser’s fee rates set forth in the Advisory Fee Rates table. See Item 19(a)(3) of Form N-1A, which requires disclosure of “the method of calculating the advisory fee payable by the Fund.”

Response: In consideration of the Staff’s comment, the Registrant has reviewed the Advisory Fee Rates table and has determined not to incorporate revisions at this time. Item 19(a)(3) of Form N-1A requires the disclosure of “the advisory fee payable by the Fund.” As disclosed in the SAI, the sub-adviser is paid by PIMCO, thus such fees are not payable by the Fund.

Comment 22: The “Quarterly Disclosure” section of the SAI currently includes disclosure referencing Form N-Q. Please confirm whether this disclosure should be updated to reference Form N-PORT.

Response: The Registrant confirms that this disclosure will be revised in the 485(b) filing to reference Form N-PORT.

Index Rulebook

Additionally, you separately communicated the Staff’s comments on the rulebook for the Underlying Index. A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below.

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Comment 23: Section 2.2 of the rulebook for the Underlying Index sets forth how a company is assigned to the United States. Please add disclosure to the principal investment strategies section explaining how the Index Provider assigns companies to the United States.

Response: As noted in response to Comment 5, the Registrant respectfully declines to revise the principal investment strategies to disclose specific criteria describing how an issuer is determined to be economically tied to the United States. As noted by the Staff, the “Investment Selection” section of the Prospectus includes the following disclosure, which the Registrant has revised as shown (new language bold and underlined):

Securities and instruments of a company are assigned to a country based on the company’s country of primary listing, domicile, and incorporation. If a company’s primary listing is on a stock exchange in the same country as the company is domiciled and incorporated, then the company is assigned to that country. If the country of domicile is different from the country of incorporation and the primary listing is in the country of domicile, then the company is assigned to the country of primary listing and domicile. If the country of primary listing is different from the country of domicile and the country of primary listing is in the country of incorporation, then the company is assigned to the country of primary listing and incorporation. If the country of domicile is the same as the country of incorporation, but is different from the country of primary listing, then the company is assigned to the country of domicile and incorporation. If the country of primary listing, domicile, and incorporation all differ, and for exceptions to these rules, country assignment is based on other factors including domicile of parent company, management location, source of sales, trading volume and reporting currency. This test is used for assignment of securities and instruments of a company to the United States as well as foreign (non-U.S.) and developing (or “emerging market”) countries.

Rule 35d-1(a)(3)(ii) requires “prospectus” disclosure of the specific criteria used, but does not require “summary prospectus” disclosure. Accordingly, the Registrant respectfully declines to move the factors disclosed in the above-referenced section of the statutory prospectus to the summary prospectus of the Fund.

Comment 23: Please disclose in the Fund’s principal investment strategies that the Underlying Index includes large cap and mid cap companies.

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Response: As noted in response to Comment 7, the Registrant notes that, as described in the Fund’s principal investment strategies, the Underlying Index selects securities based on fundamental weight, rather than market capitalization; however, the Registrant has revised the Fund’s principal investment strategies as follows (new language bold and underlined):

The Underlying Index applies the Fundamental Index™ approach, a smart beta strategy built on the principles of contrarian indexing and disciplined rebalancing. The universe for the Underlying Index construction process starts with all common equity securities traded on U.S. primary exchanges, which meet and pass minimum liquidity and investability (capacity) requirements, issued by companies that are assigned to the United States by the Index Provider. Eligible securities are then determined by selecting companies based on fundamental weight, calculated using four accounting measures from company financial statements: (i) de-levered sales, calculated as company sales averaged over the past five years multiplied by the ratio of average equity to average assets; (ii) cash flow, taken as the company operating cash flow averaged over the past five years; (iii) dividend plus buybacks, calculated using the average dividends paid and share buybacks over the past five years; and (iv) book value, taken as the most recent company book value. The Underlying Index is comprised of securities selected from companies ~~At each annual reconstitution, companies that rank~~ in the large/mid company universe, which is the universe of companies that rank in the top 86% of cumulative fundamental weight ~~constitute the large/mid company universe~~.

Comment 24: Please disclose the number of index components that constitute the Underlying Index in the Principal Investment Strategies. A range is sufficient for these purposes.

Response: The Registrant confirms that the brackets included in PEA 80 will be filled in for purposes of the 485(b) filing to reflect the number of Component Securities of which the Underlying Index consisted as of a recent date.

*****

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:        Ryan G. Leshaw, Pacific Investment Management Company LLC

Stephen Forster, Pacific Investment Management Company LLC

Douglas P. Dick, Dechert LLP